SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.     )*

Videocon d2h Limited

(Name of Issuer)

Equity Shares, par value 10 rupees per share

(Title of Class of Securities)

92657J101**

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS Shree Dhoot Trading and Agencies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 50,418,400
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 50,418,400
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,418,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.11%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 3 of 9 pages

1.	NAMES OF REPORTING PERSONS Auto Cars
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 50,418,400
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 50,418,400
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,418,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.11%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

Page 4 of 9 pages

Item 1(a).	Name of Issuer:

Videocon d2h Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

Item 2(a).	Name of Persons Filing:

Shree Dhoot Trading and Agencies Limited

Auto Cars

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Shree Dhoot Trading and Agencies Limited

2275, Adat Bazar

Ahmednagar — 414 001 India

Auto Cars

Auto cars compound, Adalat Road

Aurangabad 431005 India

Item 2(c).	Citizenship:

Shree Dhoot Trading and Agencies Limited is a company formed under the laws of the Republic of India.

Auto Cars is a partnership formed under the laws of the Republic of India.

Item 2(d).	Title of Class of Securities:

Equity shares, par value 10 rupees per share

Item 2(e).	CUSIP Number:

92657J101

This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

Page 5 of 9 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

NOT APPLICABLE

Page 6 of 9 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2015,

(i) Shree Dhoot Trading and Agencies Limited beneficially owns 50,418,400 equity shares. Shree Dhoot Trading and Agencies Limited is majority owned and controlled by Auto Cars, a partnership. Auto Cars may be deemed to beneficially own all equity shares of the Issuer owned by Shree Dhoot Trading and Agencies Limited.

(ii) Auto Cars beneficially owns 50,418,400 equity shares. The partners of Auto Cars are the following members of the Dhoot family: Sushmabai R. Dhoot, Nalini P. Dhoot, Ramabai V. Dhoot, Akshay R. Dhoot, and Kesharbai Dhoot. No partner individually has sufficient control over Auto Cars that would result in his or her being deemed a beneficial owner of more than 5% of the Issuer’s equity shares.

(b)	Percent of Class

(i) Shree Dhoot Trading and Agencies Limited beneficially owns approximately 12.11% of the Issuer’s equity shares.

(ii) Auto Cars beneficially owns approximately 12.11% of the Issuer’s equity shares.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Cover Pages Items 5-9

(ii) Shared power to vote or to direct the vote:

See Cover Pages Items 5-9

(iii) Sole power to dispose or to direct the disposition of:

See Cover Pages Item 5-9

(iv) Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

The percentage of equity shares beneficially owned as reported in this Schedule 13G is calculated without considering 3,705,000 equity shares issued to Videocon d2h Employee Welfare Trust under ESOP Scheme pending its vesting and transfer to employees.

Page 7 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Shree Dhoot Trading and Agencies Limited

By:	/s/ Rajesh Warde
Name:	Rajesh Warde
Title:	Director

Autocars

By:	/s/ Kesharbai Dhoot
Name:	Kesharbai Dhoot
Title:	Partner

Page 9 of 9 pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the equity shares of Videocon d2h Limited and any further amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

The undersigned have executed this agreement on February 16, 2016.

By: Shree Dhoot Trading and Agencies Limited

By:	/s/ Rajesh Warde
Name:	Rajesh Warde
Title:	Director

By: Auto Cars

By:	/s/ Kesharbai Dhoot
Name:	Kesharbai Dhoot
Title:	Partner